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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              THE MEXICO FUND, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    592835102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                          Jeffry S. Hoffman
Laxey Partners Limited                Swidler Berlin Shereff Friedman, LLP
Stanley House                         The Chrysler Building
7-9 Market Hill                       405 Lexington Avenue
Douglas                               New York, NY  10174
Isle of Man IM1 2BF                   (212) 891-9260
011 44 1624 629365

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
-------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO
-------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
-------------------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           CAYMAN ISLANDS
---------- ---------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of      ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              1,250,900 SHARES
     Owned by       ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person        ------------------------------------------------------------------------------------------------
        with         10)     Shared Dispositive Power
                             1,250,900 SHARES
--------------------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           1,250,900 SHARES
--------------------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.8%
--------------------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                              [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
--------- -----------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                1,191,100 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,191,100 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,191,100 SHARES
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                             [ ]
--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.6%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
---------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                          [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          ISLE OF MAN
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,543,550 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,543,550 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,543,550 shares
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.6%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
---------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,543,550 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,543,550 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,543,550 SHARES
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.6%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)            [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,543,550 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,543,550 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,543,550 SHARES
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.6%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

This Amendment No. 2 to the Statement on Schedule 13D amends and supplements Items 3, 4, 5 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2001 and amended by Amendment No. 1 on October 25, 2001 (collectively, the "Schedule 13D") by Laxey Partners Limited ("Laxey"), The Value Catalyst Fund Limited ("Catalyst"), Laxey Investors Limited ("LIL"), Colin Kingsnorth ("Kingsnorth") and Andrew Pegge ("Pegge", collectively with Laxey, Catalyst, LIL and Kingsnorth, the "Reporting Persons"), with respect to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of The Mexico Fund, Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

Item 3 is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalyst's, LIL's and Laxey's investment capital and funds provided by a discretionary account managed for an unaffiliated third party (the "Account"). The aggregate amount of the funds used to purchase all of the shares purchased by Catalyst, LIL, the Account and Laxey is $21,250,980, $21,348,752, $1,871,107
and $2,507, respectively.

ITEM 4.           PURPOSE OF TRANSACTION
                  ----------------------

Item 4 is hereby amended to add the following information:

On October 22, 2001, Laxey sent a letter to the Fund in which Laxey requested that the Fund include in its proxy statement relating to the 2002 Annual Meeting of the Stockholders, a proposal to terminate the Investment Advisory and Management Agreement between the Fund and Impulsora del Fondo Mexico, S.A. de C.V. within sixty (60) days after the 2002 Annual Meeting of the Stockholders (the "Notice Letter"). On November 8, 2001, Laxey submitted a second letter to the Fund withdrawing the Notice Letter and thereby withdrawing its request that Laxey's proposal be submitted to the Fund's shareholders and included in the Fund's proxy statement (the "Withdrawal Notice"). Laxey currently intends to submit a substantially identical proposal for consideration by the Fund's shareholders at the next annual meeting of shareholders in accordance with
Section 10(a) of the Fund's Bylaws. In addition, Laxey currently intends to nominate directors for election by the Fund's shareholders at the next annual meeting of the shareholders in accordance with Section 10(a) of the Fund's Bylaws.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 1,250,900 shares of Common Stock, which represent approximately 2.8% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 1,191,100 shares of Common Stock, which represents approximately 2.6% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge, are the beneficial owners, through Laxey's discretionary authority over the Account, of the 101,400 shares of Common Stock held in the Account, which represents approximately 0.2% of the issued and outstanding shares of the Common Stock. The Account is terminable at any time by the third party, for which the account is held, upon providing written notice to Laxey. In addition, Laxey, together with Kingsnorth and Pegge, are the beneficial owners of 150 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 2,543,550 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 1,250,900 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 1,191,100 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 101,400 shares of Common Stock held in the Account. In addition, as of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 150 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 2,543,550 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding. No other person identified in
         Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) Since the last filing on Schedule 13D, Laxey engaged in the following open market purchases of Common Stock.

---------------------------------------------------------------------------------------------------------------------
            DATE OF PURCHASE            NUMBER OF SHARES OF COMMON STOCK BOUGHT            PRICE PAID/SHARE
---------------------------------------------------------------------------------------------------------------------
                11/02/01                                  100                                   $16.69
---------------------------------------------------------------------------------------------------------------------
                11/02/01                                  50                                      16.75
---------------------------------------------------------------------------------------------------------------------

No separate transactions were undertaken by Catalyst, LIL, Kingsnorth or Pegge during the above time period.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Letter, dated November 8, 2001, from Laxey Partners Limited to The Mexico Fund, Inc.

                                   SIGNATURES



         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated:  November 9, 2001

                                THE VALUE CATALYST FUND LIMITED


                                By:       /s/ Elizabeth Tansell
                                    ------------------------------------
                                         Name:    Elizabeth Tansell
                                         Title:   Director


                                LAXEY INVESTORS LIMITED



                                By:       /s/ Andrew Pegge
                                     -----------------------------------
                                         Name:     Andrew Pegge
                                         Title:    Director


                                LAXEY PARTNERS LIMITED



                                By:       /s/ Andrew Pegge
                                     ------------------------------------
                                         Name:     Andrew Pegge
                                         Title:    Director


                                /s/ Colin Kingsnorth
                                -----------------------------------------
                                Colin Kingsnorth




                                /s/ Andrew Pegge
                                -----------------------------------------
                                Andrew Pegge

                                   EXHIBIT A

                           LETTER TO THE MEXICO FUND


                              LAXEY PARTNERS LTD.
                         Stanley House, 7-9 Market Hill
                         Douglas, Isle of Man, IM1 2BF
                      Tel: 01624 690900 Fax: 01624 623819
                             www.laxeypartners.com
                             ---------------------


November 8, 2001

VIA HAND DELIVERY
-----------------
Mr. Samuel Garcia-Cuellar,
Secretary,
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C. 20006-2401

RE:   THE MEXICO FUND, INC.: WITHDRAWAL OF STOCKHOLDER PROPOSAL NOTICE
      ----------------------------------------------------------------

Dear Mr. Cuellar:

Reference is made to our previous letter dated October 22, 2001 (the "Notice Letter") addressed to you as the Secretary of The Mexico Fund, Inc. (the "Fund") in which we requested that a proposal to terminate the Fund's current Investment Advisory and Management Agreement with Impulsora del Fondo Mexico, S.A. de C.V. be submitted to the Fund's shareholders at the next annual meeting of shareholders. In the Notice Letter we further requested that our proposal and supporting statement be included in the Fund's proxy statement. We hereby withdraw the Notice Letter and thereby withdraw our request that our proposal be submitted to the Fund's shareholders and included in the Fund's proxy statement.



Sincerely,

LAXEY INVESTORS LIMITED

/s/ Andrew Pegge
-----------------------------
Name:    Andrew Pegge
Title:   Director



                                       12